UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                  ----------------------------------

                          SCHEDULE SC 14F1

                        INFORMATION STATEMENT

Pursuant to Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder


                            OLERAMMA, INC.
             ---------------------------------------------
            (Name of Small Business Issuer in its charter)


              Nevada                    0-25909              86-0931332
  ----------------------------        ------------        ----------------
  (State or other jurisdiction        (Commission         (I.R.S. Employer
   of incorporation)                   File Number)        Identification)


    5085 Lift Drive, Suite 201, Colorado Springs, CO       80919
    -------------------------------------------------    ----------
          (Address of principal executive offices)      (Zip Code)


   Registrant's telephone number, including area code: (800) 410-2225
                                                       --------------

         10801 E. Grove Street, Apache Junction, Arizona  85220
      --------------------------------------------------------------
      (Former name or former address, if changed, since last report)

INTRODUCTION

Oleramma, Inc. (the "Company") is a developmental stage company with a principal business objective to develop a genetically engineered type of Pima cotton seed with a gene that contains a virus fatal to the pink bollworm, a leaf-munching pest that can destroy cotton fields. Pima cotton is a cotton species, which represents a small percent of the total cotton grown in the U.S. Uphold cotton dominates the market. Therefore, most genetic engineering research and development is being performed with Uphold cotton. However, there are no assurances or guarantees that other company may enter the marketplace with a similar product beforehand.

On January 20, 2000, a Buying Group, lead by the Morningstar Trust
(Larry Hunter, Trustee) and WFO Trust (Bry Behrmann, Trustee) acquired 2,850,000 shares of Oleramma, Inc.'s common stock, pursuant to an Share Purchase Agreement by and between Rick Jesky, former President and founder of Oleramma, Inc., and the Buying Group, listed above, the Buyer.

BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

Pursuant to the Share Purchase Agreement by and between Morningstar Trust and WFO Trust., collectively, the Buyers and the Seller, listed above have purchased approximately 2,850,000 of the issued and outstanding common stock of Oleramma, Inc.

As a result of the Agreement, the Company has accepted the resignation of the Board of Directors and Officers, as of January 20, 2000, consisting of Rick Jesky and Linda Pike, and appointed Larry Hunter and Bry Behrmann as the new Board members of the Company and Richard Lindberg and Mysha M. Lankhorst as Corporate Secretary.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of January 20, 2000. Regarding the beneficial ownership of the Company's Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officer(s) of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.


Name and Address                   Number of shares
of Beneficial Owner                Beneficially Owned       Percent of Class
-----------------------            -------------------      ----------------
Moringstar Trust (1)               1,425,000                38.0%

WFO Trust(2)                       1,425,000                38.0%

Richard Lindberg (3)                       0                 0.0%
   President

Mysha M. Lankhorst(4)                      0                 0.0%
   Secretary
                          -------------------------------------------------
                                   2,850,000                76.0%


All Officers and Directors	(4 persons)
------------------------
(1) Moringstar Trust, Larry Hunter, Trustee, 3200 S. Brazos, Las Vegas, NV 89109
(2) WFO Trust, Bry Behrmann, Trustee, 3200 S. Brazos, Las Vegas, NV 89109
(3) Richard Lindberg, 5085 Lift Drive, Suite 201, Colorado Springs, CO 80919
(4) Mysha M. Lankhorst, 5085 Lift Drive, Suite 201, Colorado Springs, CO 80919


DIRECTORS AND EXECUTIVE OFFICERS

The following persons are the Directors and executive Officers of the Company after the Share Purchase Agreement:


Name                            Age          Position(s)
------------------------        ---         -----------------------------
Richard Lindberg                48           President

Mysha M. Lankhorst              40           Secretary

Larry Hunter                    53           Director

Bry Behrmann                    53           Director


Richard Lindberg

Richard Linberg, President - From January, 1999 to present, President BuckTV.com, Colorado Springs, CO. In this capacity Mr. Lindberg has developed the administrative infrastructure of a startup internet company to provide live auctions on the world wide web. From 1994 through 1999, he was the owner of 3-D panting, Colorado Springs, CO, a painting contractor Business. From
1991 to 1994, Mr. Lindberg was National Marketing Director and Project Director for Adman Systems, Inc., Carpinteria, CA, he was responsible for the national marketing for a health care document imaging systems company. From 1990 to 1991, Mr. Lindberg was Senior Imaging Consultant for Images Systems Services, McLean, VA, where he provided management consulting expertise for document imaging systems. From 1988 to 1990, he was Chief Information Officer, for the Phoenix House Foundation, NY, NY, responsible for the installation and customization of CSCI's General Ledger and Accounts Payable. From 1984 to 1988, he was President, Owner and Consultant for Sunlight Consulting, Miami, Florida, he provided executive management and computer expertise to professional businesses and state agencies. From 1982 to 1984, he was MIS Director for Tazx Shelter Annuity Corporation, Edison, NJ, responsible for the administration of a S/38 data processing department including strategic planning, implementation and control of all conversions from the S/34. Mr. Lindberg, a graduate of Union College, NJ, with an AAS in Computer Science and he has a Bachelor of Arts Degree in Management from Rutgers University.

Mysha M. Lankhorst

Mysha M. Lankhorst, Secretary - From 1998 to Present, she has been working as the Executive Assistant for BuckTV.com, in Colorado Springs, CO. From 1995-1998 she founded and managed "Feeling Great! Healthcare," which combines traditional and alternative modes of preventive and palliative care.
From 1995-1997, she worked in the certified nutritionist program at the American Health Sciences University. From 1982-1995, she worked as a charge Nurse responsible for management, documentation, communication and personnel. She is a gratudate from the University of Virginia, with a Bachelor of Science in Nursing.

Larry Hunter

Larry Hunter, Director - Mr Hunter served in the U.S. Navy as a Radar Electronic Technician. In his early 20's, he produced, authored and performed three Regional hit music records. He has extensive experience building network marketing sales forces for a number of companies, which includes, but not limited to: Amway, Life Trends, Melalueca, Radiant Life and Life Plus. Presently, he is a national radio host on the Cable Radio Network and a Television host.

Bry Behrmann

Bry Behrmann, BS, JD, Director - Mr. Behrmann served in the U.S. Air Force, flying F-4 Phantom jets. He then returned to Brigham Young University, where he earned a Juris Doctorate. In his legal career, Mr. Behrmann served as Public Defender, County Prosecuting Attorney, and ultimately as a Judge for the Third Judicial District for the State of Idaho. Mr.Behrmann also conducted a private practice business law specializing in corporate and trust law for closely held corporations.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company may award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan not yet adopted as bonus based on service and performance. The current annual salaries of executive officers are listed as follows:


Name                                 Monthly Salary
----------------------------         ----------------
Richard Lindberg                     $ 0

Mysha M. Lankhorst                   $ 0


SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 25, 2000

Oleramma, Inc.

By: /s/ Richard Lindberg
----------------------------
Richard Lindberg, President

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